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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            GAMMA BIOLOGICALS, INC.

                           (Name of Subject Company)

                            GAMMA BIOLOGICALS, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE

                         (Title of Class of Securities)

                                  364 657 106

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                DAVID E. HATCHER
                            GAMMA BIOLOGICALS, INC.
                                3700 MANGUM ROAD
                              HOUSTON TEXAS 77092
                                 (713) 681-8481

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   COPIES TO:

                                DAVID F. TAYLOR
                  LIDDELL, SAPP, ZIVLEY, HILL & LABOON, L.L.P.
                                3400 CHASE TOWER
                                   600 TRAVIS
                              HOUSTON, TEXAS 77002
                                 (713) 226-1496
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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Gamma Biologicals, Inc., a Texas corporation (the "Company"), and the address of the principal executive offices of the Company is 3700 Mangum Road, Houston, Texas 77092. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $0.10 per share (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated September 25, 1998 (as amended or supplemented, the "Schedule 14D-1"), filed by Immucor, Inc., a Georgia corporation (the "Parent"), and its wholly owned subsidiary Gamma Acquisition Corporation, a Texas corporation (the "Purchaser"), with the Securities and Exchange Commission (the "Commission"), relating to an offer by the Purchaser to purchase all the issued and outstanding Common Stock and associated preferred stock purchase rights (collectively, the "Shares") at a price of $5.40 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated September 25, 1998, and the related Letter of Transmittal (together, the "Offer Documents"), copies of which are filed as Exhibits 1 and 2 to this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9"), respectively.

    The Offer Documents indicate that the principal executive offices of the Purchaser and the Parent are located at 3130 Gateway Drive, Norcross, Georgia 30091. The offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 21, 1998 (the "Merger Agreement"), among the Company, the Parent and the Purchaser. A copy of the Merger Agreement is filed as Exhibit 3 to this Schedule 14D-9, and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, as soon as practicable following the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. In the Merger, each Share outstanding at the Effective Time (as defined in the Merger Agreement) (other than Shares held in the treasury of the Company or Shares owned by the Parent, the Purchaser or any other subsidiary of the Parent), will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $5.40 per share, net to the Seller in cash, without interest thereon. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

    (b) Each material contract, agreement, arrangement and understanding and actual potential conflict of interest between the Company or its affiliates and
(i) the Company's executive officers, directors or affiliates or (ii) Purchaser, its executive officers, directors or affiliates, is described below or incorporated herein by reference as provided below.

    Certain contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates are described in the sections entitled "Beneficial Ownership of Common Stock," "Director Compensation," "Severance Agreements" and "Certain Relationships and Related Transactions" in the Company's Proxy Statement dated June 30, 1998, relating to its 1998 Annual Meeting of Shareholders held on August 11, 1998 (the "Proxy Statement"). A copy of such Proxy Statement is filed as Exhibit 4 hereto and is incorporated herein by reference.

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THE MERGER AGREEMENT

    The Merger Agreement, a copy of which is being provided to shareholders with this Schedule 14D-9, should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, Purchaser, Parent and the Company's executive officers and directors.

    BOARD REPRESENTATION. The Merger Agreement provides that upon the request of the Parent or the Purchaser, the Company will, promptly following the purchase by the Purchaser pursuant to the Offer of that number of Shares which, when aggregated with the Shares then owned by the Parent and any of its affiliates, represents at least a majority of the outstanding Shares on a fully diluted basis, take all actions necessary to cause persons designated by the Purchaser (the "Purchaser Designees") to become directors on the Board of Directors (the "Board") of the Company such that the Purchaser will have representation on the Board equal to the percentage of outstanding Shares held by the Purchaser and its affiliates (rounded up to the next whole number). Further, the Merger Agreement provides that the Company will increase the size of the Board and/or use its reasonable efforts to secure the resignation of such number of directors as is necessary to enable the Purchaser's Designees to be elected to the Company's Board, and to cause the Purchaser's Designees to be so elected, provided that, prior to the Effective Time of the Merger, the Company's Board will always have at least two members who are not officers, designees, shareholders or affiliates of the Purchaser.

    AGREEMENT WITH RESPECT TO DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE. The Merger Agreement provides that, subject to being able to obtain policies on a commercially reasonable basis, the Purchaser shall either (i) for at least four years after the Effective Time, provide officers' and directors' liability insurance in respect of acts or omissions occurring at or prior to the Effective Time covering each officer and director currently covered by the Company's policies on terms with respect to coverage and amount no less favorable than those of such policies in effect as of the date of the Merger Agreement or (ii) purchase tail insurance in respect of the Company's existing officers' and directors' liability insurance for four years. After the Merger, the right to indemnification of officers and directors as provided for in the Articles of Incorporation and By-Laws of the Company will not be amended, repealed or otherwise modified.

    STOCK OPTIONS. All outstanding stock options and warrants to purchase Shares will be canceled prior to the consummation of the Offer in exchange for an amount in cash equal to the excess of the price per share to be paid in the Offer over the per share exercise price of each option or warrant. In addition, as of the Effective Time of the Merger, all stock option plans shall terminate and no participant in any stock option plan shall have any right to acquire any capital stock of the Company.

OTHER AGREEMENTS

    Pursuant to a Stock Option Agreement dated September 21, 1998, the Company granted an irrevocable option to the Purchaser to purchase 19.9% of the Company's stock at a price of $5.40 per share. In addition, each executive officer and director executed a Shareholders Agreement dated September 21, 1998, pursuant to which they agreed to tender their shares in the Offer and granted an option to the Purchaser to purchase their shares at a price of $5.40 per share. Copies of the Stock Option Agreement and Shareholders Agreement are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated herein by reference.

RIGHTS AGREEMENT

    The Company has in place a shareholder rights plan dated as of September 5, 1989 (the "Rights Plan"). The Rights Plan was adopted by the Board for the purpose of protecting the Company and the shareholders from coercive or otherwise unfair takeover attempts.

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    Under the Rights Plan, upon certain "Triggering Events," each shareholder of the Company, other than shareholders who have acquired beneficial ownership of 20% or more of the Company's shares (defined by the Rights Plan as "Acquiring Persons"), are entitled to exercise certain Rights, and receive upon such exercise Shares of the Company having a value equal to two times the exercise price of the Rights. These Rights, if exercised, significantly dilute the value of the Acquiring Person's Shares, thus making it very expensive for the Acquiring Person to acquire control of the Company without the consent of the Company.

    The Triggering Events under the Rights Plan, generally speaking, are events that affect control of the Company, including, among other events, mergers with an Acquiring Person, the acquisition by any person of 20% or more of the Shares, and certain significant asset sales.

    The Offer and the Merger normally would constitute Triggering Events under the Rights Plan. However, the Board, because it has determined that the Offer and Merger are in the best interests of the Company's shareholders, and in order to facilitate the Offer and the Merger, has amended the Rights Plan to provide that neither the Purchaser nor the Parent is an Acquiring Person (as defined under the Rights Plan), and that the Offer, Merger, and other transactions contemplated by the Merger Agreement are not Triggering Events (as defined under the Rights Plan) so as to trigger the Rights issued under the Rights Plan, and do not otherwise result in any of the consequences contemplated by the Rights Plan. This amendment to the Rights Plan is required as a condition to the Merger Agreement. A copy of the Rights Plan and the amendment to same are filed herewith as Exhibits 7 and 8 and are incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

LIMITATION OF LIABILITY

    The Company's Articles of Incorporation provides that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director unless, and only to the extent that, such director is liable (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or are in violation of law, (iii) for any transactions from which the director derived an improper personal benefit, (iv) for acts or omissions for which the liability of a director is expressly provided for by statute, or (v) an act related to an unlawful stock repurchase or payment of a dividend. The effect of this provision of the Company's Articles of Incorporation is to eliminate the rights of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (v) above. This provision does not limit or eliminate the rights of the Company or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's fiduciary duty.

CERTAIN CONFLICTS

    STOCK OPTIONS. As of the date of filing of this Schedule 14D-9, the current directors and executive officers of the Company as a group hold stock options to purchase an aggregate of 407,610 Shares at exercise prices ranging from $2.81 to $5.50 per Share granted under the stock option plans. All outstanding stock options and warrants to purchase the Shares will be canceled prior to the consummation of the Offer in exchange for an amount in cash equal to the excess of the price per share to be paid in the Offer over the per share exercise price of each option or warrant. In addition, as of the Effective Time of the Merger, all stock option plans shall terminate and no participant in any stock option plan shall have any right to acquire any capital stock of the Company.

    EMPLOYMENT AGREEMENTS. The Company maintains severance agreements (the "Severance Agreements") with Betty F. Hatcher, David E. Hatcher, Margaret J. O'Bannion, Jimmie L. Turner, Raul F.

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Alvarez, Susan A. Batcha, Thomas H. Frame and Marilyn K. Moulds (individually an
"Employee" and collectively, the "Employees"), described under the section captioned "Director Compensation" in Exhibit 4 hereto, a form of which is filed herewith as Exhibit 9 and is incorporated herein by reference. Each Severance Agreement contains provisions which state that if, within two years after a change-of-control, the Company terminates such Employee's employment other than for cause, the Company shall pay to such Employee a cash amount equal to a multiple (ranging from 2 to 2.99) of such Employee's average annual compensation for a specified period of years. The payments due such Employee will be subject to reduction for the purpose of avoiding a limitation on the Company's federal income tax deduction of "excess parachute payments." Termination other than for cause includes termination after certain events, such as a demotion or a reduction in compensation or benefits. The acquisition of Shares pursuant to the Offer and the Merger will constitute a change-of-control for purposes of the Severance Agreements.

    OTHER MATTERS. Certain other transactions have occurred, or relationships exist, between the Company and its directors, executive officers or affiliates. See "Director Compensation" in Exhibit 4 hereto.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) The Company's Board of Directors has approved the Merger Agreement and the transactions contemplated thereby and determined unanimously that the Offer and the Merger are fair to and in the best interests of the shareholders of the Company and recommends that all shareholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion (the "Fairness Opinion") received by the Company from Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), that the consideration to be received by the Company's shareholders in the Offer and the Merger is fair to the shareholders from a financial point of view. No limitations were imposed by the Board or management of the Company on Dain Rauscher Wessels with respect to the investigation made, or the procedures followed by it, in rendering the Fairness Opinion. For purposes of its opinion, Dain Rauscher Wessels relied, without independent verification, on the accuracy, completeness and fairness of all financial and other information reviewed by it. The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of review undertaken by Dain Rauscher Wessels in rendering its opinion. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM DAIN RAUSCHER WESSELS IS FILED AS EXHIBIT 10 TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE IN ITS ENTIRETY. SHAREHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

    The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares which would constitute 67% of the currently outstanding Shares on a fully diluted basis based on the number of stock options and warrants exercised prior to the consummation of the Offer (the "Minimum Condition"). Under Texas law, the approval of the Board and the affirmative vote of the holders of two-thirds of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other shareholder.

    The Offer is scheduled to expire at 12:00 midnight, E.S.T, on Thursday, October 23, 1998, unless the Purchaser, subject to certain limitations, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and the Purchaser on September 21, 1998, announcing the Offer and the Merger is filed as Exhibit 11 to this Schedule 14D-9 and is incorporated herein by reference.

    (b) Mr. Edward L. Gallup, CEO of Parent, and Mr. David E. Hatcher, CEO of the Company, have known each other for over thirty years. For at least the last ten years, the two of them have discussed at

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various times the possibility of business combinations, joint ventures, and other transactions between Parent and the Company.

    On March 12, 1996, a representative of Parent wrote to a representative of the Company requesting information and materials regarding the Company. On March 20, 1996, Parent received a confidentiality agreement and an executive summary regarding the Company. The confidentiality agreement was never executed and contacts were discontinued.

    On July 16, 1997, Mr. Gallup and Mr. Hatcher met to discuss the merits of a business combination between Parent and the Company.

    On August 5, 1997, Parent wrote to the Company proposing a transaction offering $5.40 per Share in cash for all outstanding Shares, subject to completion of due diligence, approval of the respective Boards of Directors of Parent and the Company, and satisfactory negotiation of the terms of a definitive merger agreement, and requested a reply by August 15, 1997.

    On August 7, 1997, the Board of Directors of the Company discussed the written offer and established a committee to engage financial advisors and report any results to the Board. The Company informed Parent of these procedures and that it would not be able to respond by August 15, 1997.

    On August 22, 1997, the Company engaged Rauscher Pierce Refsnes, Inc. (which subsequently merged with Dain Bosworth Incorporated, which simultaneously changed its name to Dain Rauscher Incorporated) as its investment banker and financial advisor.

    On October 20, 1997, representatives of Parent, the Company and Dain Rauscher Wessels met to discuss a potential transaction and a form of confidentiality agreement. On October 28, 1997, Parent executed a confidentiality and standstill agreement with the Company.

    On November 5, 1997, representatives of Parent, the Company and Dain Rauscher Wessels met to discuss a potential merger transaction and exchange historical and projected financial information regarding the Company. The Company also provided certain patent information for review by Parent's attorneys.

    On November 9, 1997, the Board of Directors of the Company met, and representatives of Dain Rauscher Wessels addressed the Board. Given the increase in market price per share of the Company's Common Stock, representatives of Dain Rauscher Wessels stated that Parent's offer was inadequate, and they would have further discussions with Parent and its representatives and notify the Board of any developments.

    On February 4, 1998, Parent wrote to the Company formally withdrawing its written offer of $5.40 per share presented on August 5, 1997.

    In April 1998, Mr. Gallup and Mr. Hatcher met to discuss potential business combinations between Parent and the Company.

    On May 5, 1998, Parent retained TM Capital Corp. ("TM Capital") as its investment banker and financial advisor in connection with a possible acquisition of the Company. On May 13, 1998, representatives of TM Capital and Dain Rauscher Wessels met to discuss a potential business combination between Parent and the Company.

    On May 18, 1998, Parent wrote to the Company proposing a transaction at a premium price to be mutually agreed upon for all outstanding Shares on a cash basis. Thereafter, Parent requested and the Company provided non-public historical and projected financial information.

    On June 4, 1998, Parent wrote to the Company proposing a transaction offering $6.00 per Share for all outstanding Shares on a cash basis, subject to the completion of due diligence, the negotiation of a definitive merger agreement, and the approval of the Company's Board of Directors. Dain Rauscher Wessels shortly thereafter informed TM Capital that the Company did not consider this to be an adequate offer.

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    On June 12, 1998, TM Capital indicated to Dain Rauscher Wessels that Parent would be prepared to consider a transaction offering $6.50 per Share for all outstanding Shares on a cash basis, subject to completion of due diligence, approval of the respective Boards of Directors of Parent and the Company, and satisfactory negotiation of the terms of a definitive merger agreement. On June 17, 1998, the Company received a letter from a third party indicating an interest in a business combination at a premium over the stock price. The Board of Directors of the Company met on June 17, 1998, to review the proposals from Parent and the third party. The Company then informed Dain Rauscher Wessels that it was not prepared at that time to accept Parent's offer, and Dain Rauscher Wessels then informed TM Capital of the Board's decision. Discussions between representatives of Parent, TM Capital, the Company and Dain Rauscher Wessels continued.

    On June 26, 1998, Mr. Hatcher met with representatives of the third party and informed them that time was of the essence for any specific offer. The representatives of the third party requested two weeks to discuss an offer with its management and Board of Directors. On July 16, 1998, the Company received written notice that the third party would not be able to present a viable offer for the Company.

    On July 21, 1998, representatives of Parent, TM Capital and the Company met and agreed to recommend a cash purchase price of $6.50 per Share, subject to completion of due diligence, approval of the respective Boards of Directors of Parent and the Company, and satisfactory negotiation of the terms of a definitive merger agreement.

    On July 27 and 28, 1998, representatives of Parent, TM Capital, the Company, Dain Rauscher Wessels and their respective counsel met to conduct business, financial and legal due diligence. Additional due diligence information requests and exchanges between Parent and the Company continued thereafter.

    On August 11, 1998, the Company issued a press release which reported results for the quarter ended June 30, 1998. The Company reported a decline in net revenues, an operating loss and a net loss for the quarter. The Company also stated that revenues from the newly launched ReACT product line were materializing more slowly than had been forecasted.

    On September 4, 1998, the Company issued a press release which declared a 1/2-cent-per-share quarterly dividend payable October 20, 1998. This represented a reduction from the Company's prior dividend rate of 2 1/2-cents-per-share per quarter.

    On September 4, 1998, given the passage of time, the absence of an agreement on a transaction, and the Company's desire to move forward with other alternatives, the Company wrote to Parent and requested Parent to withdraw its offer. On September 4, 1998, Parent wrote to the Company declining to withdraw the offer, and indicating that it was prepared to meet with the Company to negotiate the final terms of a transaction.

    On September 11, 1998, counsel to Parent provided the Company with a draft of the Agreement and Plan of Merger (the "Merger Agreement"), and the Company provided Parent with updated financial information.

    On September 16, 1998, representatives of Parent, TM Capital, the Company, Dain Rauscher Wessels and their respective counsel met to discuss the results of Parent's due diligence review. At this meeting, Parent submitted a revised proposal of $5.25 per share in cash for all outstanding shares. After further discussion and negotiations, Parent proposed a cash tender offer at $5.40 per Share for 100% of the Company's outstanding shares, subject to negotiation of satisfactory terms of the Merger Agreement. The Company held a special telephonic meeting with its Board of Directors later that afternoon whereby the proposed transaction was approved subject to negotiation of the definitive Merger Agreement. Between September 16 and September 20, 1998, negotiations were conducted as to the details of the transaction and the Merger Agreement. During this period the Company and Parent also negotiated the terms of the Stock Option Agreement between the Company and Parent, and the Shareholders Agreement between Parent, Purchaser and the Company's officers and directors.

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    On September 17, 1998, Parent's Board of Directors held a special telephonic meeting with all directors present. Parent's Board of Directors reviewed and unanimously approved the proposed terms of the Offer and Merger.

    On September 20, 1998, the Board of Directors of the Company held a special telephonic meeting, with all directors present. Representatives of Dain Rauscher Wessels as well as the Company's counsel also participated on the telephonic call. The Board of Directors reviewed the terms of the Merger Agreement, the Stock Option Agreement and Shareholders Agreement. Company counsel advised the directors of their fiduciary duties in connection with their consideration of the Merger Agreement, the Stock Option Agreement, the Offer and the Merger. After presenting their financial analyses of the fairness of the consideration to be received in the Offer and the Merger, Dain Rauscher Wessels delivered its oral opinion that, as of the date of such opinion, the consideration of $5.40 per Share in cash to be received by the holders of Shares in the Offer and Merger is fair to such holders from a financial point of view. The Board of Directors then discussed the merits of the proposed Offer and Merger. Following such discussion, the Board of Directors unanimously approved the Merger Agreement and the Stock Option Agreement, determined that the offer and the Merger are fair to, and in the best interests of, the shareholders of the Company, and resolved unanimously to recommend that the shareholders of the Company tender their shares to the Purchaser pursuant to the Offer.

    Early on the morning of September 21, 1998, Parent, Purchaser and the Company entered into the Merger Agreement, the Company and Parent entered into the Stock Option Agreement, and Parent, Purchaser and the Company's officers and directors entered into the Shareholders Agreement. The parties announced the transaction later than morning pursuant to a joint press release.

    In arriving at its decision to approve the Offer and the Merger and recommend that the Company's shareholders accept the Offer and tender their Shares, the Board considered a number of factors, including, without limitation, the following:

    (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

    (ii) the fact that the $5.40 per Share price to be received by the Company's shareholders in both the Offer and the Merger represents a substantial premium over the historical trading prices for the Shares, including a premium over the closing market price of $2.80 per Share on September 18, 1998, the last full trading day prior to the approval and execution of the Merger Agreement;

    (iii) the written opinion of Dain Rauscher Wessels that the consideration to be received by the Company's shareholders pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view. A copy of Dain Rauscher Wessels's written opinion is filed as Exhibit 10 to this Schedule 14D-9 and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Dain Rauscher Wessels;

    (v) the fact that no other potential strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company's shareholders as those of the Offer and the Merger;

    (vi) the fact that the beneficial owners of approximately 15.6% of the Shares were prepared to endorse the Merger Agreement;

    (vii) the fact that the Offer and the Merger were not conditioned on the availability of financing which, combined with the experience, reputation and financial condition of the Parent, increased the likelihood that the proposed Offer and Merger will be consummated;

    (viii) the fact that, to the extent required by the fiduciary obligations of the Board of Directors of the Company to the shareholders under Texas law, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares or other proposed business combination

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by a third party on terms more favorable to the Company's shareholders than the
Offer and the Merger taken together, upon the payment of the Parent's and Purchaser's expenses and a $1,250,000 termination fee;

    (ix) the effect of the Offer and the Merger on the Company's relationships with its employees and customers; and

    (x) the advice of the Company's legal advisors with respect to the terms of the Merger Agreement, the Offer and the Mergers.

    The Board of Directors recognized that consummation of the Offer and the Merger will deprive current shareholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of operations and future prospects of the Company are currently adequately reflected in the $5.40 price per Share.

    In light of all the factors set forth above, the Board of Directors approved the Offer and the Merger. In view of the variety of factors considered in connection with its evaluation, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to it and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company retained Dain Rauscher Wessels to provide the Fairness Opinion in connection with the proposed Offer and Merger. Pursuant to a letter agreement, dated August 22, 1997, between the Company and Dain Rauscher Wessels, the Company has agreed to pay Dain Rauscher Wessels a contingency fee equal to 2.25% of the first $25,000,000 of aggregate consideration and 3.0% of the amount of aggregate consideration in excess of $25,000,000 received by the Company in the Offer and the Merger (the "Contingency Fee"). In addition, the Company will pay a fee of $75,000 upon delivery of the Fairness Opinion. Such $75,000 fee would be credited against the Contingency Fee. The Company has also agreed to reimburse Dain Rauscher Wessels for all out-of-pocket expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel, whether or not the Offer or the Merger is consummated.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the past sixty (60) days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, directors, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares to Purchaser which are held of record or beneficially by such person or over which he, she or it has sole dispositive power.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to, or would result in, one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The Information Statement required by Section 14(f) and Rule 14(f)-1 of the Exchange Act will be furnished separately to Shareholders in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's Shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO.                                                  DESCRIPTION
---------------  -----------------------------------------------------------------------------------------------------

           1     Offer to Purchase, dated September 25, 1998*

           2     Letter of Transmittal*

           3     Agreement of Plan and Merger, dated as of September 21, 1998, among the Parent, the Purchaser and the
                 Company

           4     Proxy Statement of the Company dated June 30, 1998

           5     Stock Option Agreement, dated September 21, 1998, between the Company, the Parent and the Purchaser

           6     Shareholders Agreement dated September 21, 1998, between the Company, the Purchaser and certain shareholders of the Company

           7     Rights Plan dated September 5, 1989

           8     Amendment to Rights Plan dated September 20, 1998

           9     Form of Severance Agreement

          10     Fairness Opinion of Dain Rauscher Wessels dated September 21, 1998*

          11     Press release issued by the Company and the Parent on September 21, 1998

------------------------

*   Included in copies mailed to Shareholders

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 1998

                                GAMMA BIOLOGICALS, INC.

                                /s/ DAVID E. HATCHER
                                ---------------------------------------------
                                David E. Hatcher, President, Chief Executive
                                Officer
                                and Chairman of the Board

                               September 25, 1998

DEAR GAMMA BIOLOGICALS, INC. SHAREHOLDER:

    We are pleased to inform you that on September 21, 1998, Gamma Biologicals, Inc. ("Gamma") entered into an agreement with Immucor, Inc. ("Immucor") and Gamma Acquisition Corporation, a wholly owned subsidiary of Immucor ("Purchaser"), which provides for the acquisition of Gamma by means of a cash tender offer and a subsequent merger.

    As the first step of this acquisition, Purchaser is making a cash tender offer for any and all outstanding shares of Gamma's common stock (the "Shares") at a price of $5.40 per Share, net to the seller in cash. Subject to certain conditions, Purchaser and Gamma will be merged subsequent to the completion of the tender offer, and the remaining outstanding Shares will be converted into the right to receive $5.40 per Share. The tender offer is conditioned, among other things, on there being tendered and not withdrawn at least 67% of the shares outstanding on a fully diluted basis based on the number of stock options and warrants exercised prior to the consummation of the offer.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF GAMMA'S SHAREHOLDERS AND RECOMMENDS THAT EVERY SHAREHOLDER OF GAMMA ACCEPT THE TENDER OFFER AND TENDER HIS, HER OR ITS SHARES.

    In arriving at its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Recommendation/Solicitation Statement on Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the opinion of Dain Rauscher Wessels, Gamma's financial advisor, to the effect that the consideration to be received by the shareholders pursuant to the offer and the merger is fair to such holders from a financial point of view.

    Enclosed for your consideration are copies of the tender offer materials and Gamma's Schedule 14D-9. These documents should be read carefully. In particular, I call your attention to Item 4 of the Schedule 14D-9, which describes both the reasons for the Board's recommendation and certain additional information that shareholders may wish to consider before taking action with respect to the offer.

                                          Very truly yours,

                                          /s/ DAVID E. HATCHER
                                          CHIEF EXECUTIVE OFFICER, PRESIDENT
                                          AND CHAIRMAN OF THE BOARD